Exhibit 99.8

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[—], 2014

Dear Stockholders:

On January 27, 2014 Piedmont Community Bank Holdings, Inc. (“Piedmont”), Yadkin Financial Corporation (“Yadkin”) and VantageSouth Bancshares, Inc. (“VantageSouth”) entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) pursuant to which (i) Piedmont will be merged with and into Yadkin (which we refer to as the “Piedmont Merger”), with Yadkin continuing as the surviving corporation, and (ii) VantageSouth will be merged with and into Yadkin (which we refer to as the “VantageSouth Merger”), with Yadkin continuing as the surviving corporation. The Piedmont Merger and the VantageSouth Merger are referred to, collectively, as the “Mergers”. Immediately following the completion of the Mergers, VantageSouth Bank, a wholly-owned banking subsidiary of VantageSouth, will merge with and into Yadkin Bank, Yadkin’s wholly-owned banking subsidiary, with Yadkin Bank continuing as the surviving bank. The Merger Agreement was amended on April 22, 2014 to clarify terms in the amendment to the bylaws of the surviving corporation.

In the Mergers, each outstanding share of Piedmont common stock (except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for specified shares of Piedmont common stock held by Piedmont, VantageSouth or Yadkin) will be converted into the right to receive (i) 6.28597 shares of Yadkin voting common stock; (ii) a pro rata portion of cash in an amount estimated at $4.0 million in respect of Piedmont’s $4.8 million deferred tax asset (subject to adjustment in accordance with an independent evaluation); (iii) a pro rata portion of cash in an amount equal to the cash held by Piedmont at the date of closing of the Mergers, which is expected to be in the aggregate approximately $[—] million; and (iv) the right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. The Piedmont Phantom Equity Plan will be assumed by Yadkin. The Merger Agreement requires Yadkin to establish a “rabbi trust” to serve as a source of payment for both (A) payments due under the Piedmont Phantom Equity Plan and (B) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by this rabbi trust. Each outstanding share of VantageSouth common stock, other than shares held by Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin voting common stock. Each outstanding option to purchase shares of VantageSouth common stock will vest if required by its terms and, if not exercised prior to closing, will either be (1) assumed by Yadkin substantially in accordance with the terms of such option award; or (2) substituted for substantially identical awards under a Yadkin plan providing for the issuance of stock options. The maximum number of shares of Yadkin voting common stock to be delivered to holders of shares of Piedmont common stock and VantageSouth common stock upon completion of the Mergers is approximately [—] shares, based on the number of shares of Piedmont common stock and VantageSouth common stock outstanding as of [—], together with the 856,447 shares to be placed in the rabbi trust, and assuming full exercise of all outstanding and unexercised stock options.

Piedmont will hold a special meeting of its stockholders to vote to approve the Merger Agreement and the Piedmont Merger. Yadkin and VantageSouth will also each hold an annual meeting where their respective stockholders will be asked to vote to approve the Merger Agreement and certain other matters. Piedmont stockholders will also be asked to approve (i) a proposal to approve Piedmont voting its shares of VantageSouth in favor of the VantageSouth Merger; and (ii) a proposal to adjourn the Piedmont special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Piedmont and/or VantageSouth merger proposals.

The special meeting of Piedmont stockholders will be held on [—], 2014 at Piedmont’s headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, at [—] local time.

Your vote is important. Among other conditions, we cannot complete the Mergers unless Piedmont’s stockholders approve the Piedmont and VantageSouth merger proposals. Approval of the Piedmont and VantageSouth merger proposals each requires the affirmative vote of the holders of two-thirds of the outstanding shares of Piedmont common stock entitled to vote. Regardless of whether you plan to attend the Piedmont special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement.

Piedmont’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Piedmont and its stockholders, has unanimously approved the Merger Agreement and the Mergers and unanimously recommends that Piedmont stockholders vote “FOR” the Piedmont merger proposal, “FOR” the proposal to approve Piedmont voting its shares of VantageSouth in favor of the VantageSouth Merger and “FOR” the proposal to adjourn the Piedmont special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Piedmont and/or VantageSouth merger proposals.

This proxy statement describes the special meeting and other related matters. For a description of the Mergers, the documents related to the Mergers and other related matters, please see the joint proxy statement/prospectus (which we refer to as the “Joint Proxy Statement/Prospectus”) included with this proxy statement and filed by Yadkin with the Securities and Exchange Commission, which became effective on [—], 2014. Please carefully read this entire proxy statement as well as the Joint Proxy Statement/Prospectus, including “Risk Factors,” beginning on page [—] of the Joint Proxy Statement/Prospectus for a discussion of the risks relating to the proposed mergers.

If you have any questions concerning the Mergers, Piedmont stockholders should please contact Nancy Snow, Corporate Secretary, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 at (919) 659-9000.

Scott M. Custer
President and Chief Executive Officer

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Piedmont Community Bank Holdings, Inc.:

Piedmont will hold a special meeting of stockholders (the “Special Meeting”) at [—] local time, on [—], at Piedmont’s headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, to consider and vote upon the following matters:

•	a proposal to approve (i) the Agreement and Plan of Merger, dated as of January 27, 2014, by and among Yadkin, VantageSouth and Piedmont, as such agreement may be amended from time to time, pursuant to which VantageSouth and Piedmont will each merge with and into Yadkin, as more fully described in the attached joint proxy statement/prospectus, and (ii) the Piedmont Merger (which we refer to as the “Merger Proposal”);

•	a proposal to approve Piedmont voting its shares of VantageSouth in favor of the VantageSouth Merger (which we refer to as the “VantageSouth Proposal”);

•	a proposal to adjourn the Piedmont Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal and/or the VantageSouth Proposal (which we refer to as the “Adjournment Proposal”); and

•	any other business properly presented at the Piedmont Special Meeting, or any adjournments or postponements thereof.

We have fixed the close of business on [—] as the record date for the Piedmont Special Meeting. Only Piedmont stockholders of record at that time are entitled to notice of, and to vote at, the Piedmont Special Meeting, or any adjournment or postponement of the Piedmont Special Meeting. Holders of Piedmont common stock are entitled to dissenters’ rights under the Delaware General Corporation Law in connection with the Piedmont Merger if they meet certain conditions. For further information, see “Dissenters’ Rights” on page [—] of this proxy statement and “The Mergers—Dissenters’ Rights in the Mergers” on page [—] of the Joint Proxy Statement/Prospectus.

Your vote is very important. We cannot complete the Mergers unless Piedmont’s stockholders approve the Merger Proposal and the VantageSouth Proposal. Approval of the Merger Proposal and the VantageSouth Proposal each requires the affirmative vote of the holders of two-thirds of the outstanding shares of Piedmont common stock. The Adjournment Proposal will be approved if the number of shares of Piedmont common stock, represented in person, by teleconference or by proxy at the Piedmont Special Meeting and entitled to vote thereon, voted in favor of the Adjournment Proposal exceeds the number of shares voted against such proposal.

Piedmont’s board of directors has unanimously approved the Merger Agreement and the Mergers and unanimously recommends that Piedmont stockholders vote “FOR” the Merger Proposal, “FOR” the VantageSouth Proposal and “FOR” the Adjournment Proposal.

Even if you plan to attend the meeting in person or by teleconference, we request that you promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you sign, date and mail your proxy card without indicating how you wish to vote, your vote will be counted as a vote “FOR” the Merger Proposal, “FOR” the VantageSouth Proposal, and “FOR” the Adjournment Proposal. If you fail to vote or mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposals. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Piedmont’s corporate secretary or (3) attending the Piedmont Special Meeting in person, notifying the corporate secretary and voting at the Special Meeting.

The enclosed proxy statement, as well as the Joint Proxy Statement/Prospectus, provide a detailed description of the Mergers, the documents related to the Mergers and other related matters. We urge you to read the proxy statement and the Joint Proxy Statement/Prospectus, including any documents incorporated in the Joint Proxy Statement/Prospectus by reference, and the appendices carefully and in their entirety. If you have any questions concerning the Mergers, the proxy statement or the Joint Proxy Statement/Prospectus, would like additional copies of the proxy statement or the Joint Proxy Statement/Prospectus or need help voting your shares of Piedmont common stock, please contact Nancy Snow, Corporate Secretary, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 at (919) 659-9000.

BY ORDER OF THE BOARD OF DIRECTORS,

Nancy Snow
Corporate Secretary

TABLE OF CONTENTS

IMPORTANT NOTICE	1

THE PIEDMONT SPECIAL MEETING	2

Date, Time, and Place of Meeting	2

Matters to Be Considered	2

Recommendation of Piedmont’s Board of Directors	2

Record Date and Quorum	2

Vote Required; Treatment of Abstentions and Failure to Vote	3

Shares Held by Officers and Directors	3

Voting of Proxies; Incomplete Proxies	3

Revocability of Proxies and Changes to a Piedmont Stockholder’s Vote	3

Solicitation of Proxies	4

Assistance	4

PIEDMONT PROPOSALS	5

PROPOSAL NO. 1—MERGER PROPOSAL	5

PROPOSAL NO. 2—VANTAGESOUTH PROPOSAL	5

PROPOSAL NO. 3—ADJOURNMENT PROPOSAL	6

PROCEDURES FOR RECEIPT OF THE PIEDMONT MERGER CONSIDERATION	7

DISSENTERS’ RIGHTS	8

ANNEX A: SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	A-1

IMPORTANT NOTICE

OTHER THAN THE INFORMATION CONTAINED HEREIN OR IN THE JOINT PROXY STATEMENT/PROSPECTUS, NO PERSON IS AUTHORIZED BY PIEDMONT, YADKIN OR VANTAGESOUTH TO GIVE ANY INFORMATION REGARDING THE PROPOSED MERGERS TO PIEDMONT STOCKHOLDERS. ANY SUCH OTHER INFORMATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PIEDMONT, YADKIN OR VANTAGESOUTH.

THE PIEDMONT SPECIAL MEETING

This section contains information for Piedmont stockholders about the special meeting that Piedmont has called so its stockholders can consider and vote on the Merger Agreement and the Piedmont Merger and other proposals set forth in this proxy statement. Piedmont is mailing this proxy statement to you, as a Piedmont stockholder, on or about [—], 2014. Together with this proxy statement, Piedmont is also sending to you the Joint Proxy Statement/Prospectus, a notice of the special meeting of Piedmont stockholders and a form of proxy card that Piedmont’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time, and Place of Meeting

The special meeting of Piedmont stockholders will be held on [—], 2014 at Piedmont’s headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, at [—] local time.

Matters to Be Considered

At the special meeting of stockholders, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the Merger Agreement and the Piedmont Merger;

•	a proposal to approve Piedmont voting its shares of VantageSouth in favor of the VantageSouth Merger;

•	a proposal to adjourn the Piedmont Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal and/or the VantageSouth Proposal; and

•	any other business properly presented at the Piedmont Special Meeting, or any adjournments or postponements thereof.

Recommendation of Piedmont’s Board of Directors

Piedmont’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Piedmont and its stockholders, has unanimously approved the Merger Agreement and the Mergers and unanimously recommends that Piedmont stockholders vote “FOR” the Merger Proposal. In addition, the Piedmont board of directors unanimously recommends that Piedmont stockholders vote “FOR” the VantageSouth Proposal and “FOR” the Adjournment Proposal.

Record Date and Quorum

Piedmont’s board of directors has fixed the close of business on [—], 2014 as the record date for determining the holders of Piedmont common stock entitled to receive notice of and vote at the Piedmont Special Meeting.

As of the record date, there were 1,466,664 shares of Piedmont common stock outstanding and entitled to vote at the Piedmont Special Meeting held by approximately 40 holders of record. Each share of Piedmont common stock entitles the holder to one vote at the Piedmont Special Meeting on each proposal to be considered. Piedmont’s certificate of incorporation, as amended also authorizes the issuance of up to 500,000 shares of preferred stock, par value $0.01 per share, having such rights, privileges and preferences as the Piedmont board of directors shall from time to time designate. As of [—], 2014, there were no shares of Piedmont preferred stock outstanding.

Piedmont’s by-laws provide that the presence at the Piedmont Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of Piedmont common stock entitled to vote at the Piedmont Special Meeting will constitute a quorum for the transaction of business.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the Merger Proposal and the VantageSouth Proposal require the affirmative vote, either in person or by proxy, of two-thirds of the outstanding shares of Piedmont common stock entitled to vote on the proposal. If you fail to vote or if you mark “ABSTAIN” on your proxy with respect to the Merger Proposal or the VantageSouth Proposal, it will have the same effect as a vote “AGAINST” the proposals.

The Adjournment Proposal will be approved if the number of shares of Piedmont common stock, represented in person or by proxy at the Piedmont Special Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal.

Shares Held by Officers and Directors

As of the record date, there were 1,466,664 shares of Piedmont common stock entitled to vote at the Special Meeting. As of the record date, the directors and executive officers of Piedmont beneficially owned and were entitled to vote approximately 216,758 shares of Piedmont common stock representing approximately 14.78% of the shares of Piedmont common stock outstanding on that date. As of the record date, none of Yadkin, Yadkin’s subsidiaries, Yadkin’s directors and executive officers, nor any of their respective affiliates owned any shares of Piedmont common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this proxy statement mailed to holders of Piedmont common stock is accompanied by a form of proxy with instructions for voting. You should complete and return the proxy card accompanying this proxy statement, regardless of whether you plan to attend the Piedmont Special Meeting.

All shares represented by valid proxies that Piedmont receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Merger Proposal, “FOR” the VantageSouth Proposal and “FOR” the Adjournment Proposal. No matters other than the matters described in this proxy statement are anticipated to be presented for action at the Piedmont Special Meeting or at any adjournment or postponement of the Piedmont Special Meeting. However, if other business properly comes before the Piedmont Special Meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies and Changes to a Piedmont Stockholder’s Vote

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Piedmont’s corporate secretary or (3) attending the Piedmont Special Meeting in person, notifying the corporate secretary and voting by ballot at the Special Meeting.

Any stockholder entitled to vote in person at the Special Meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Piedmont’s corporate secretary) of a stockholder at the Special Meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

Attention: Corporate Secretary

Solicitation of Proxies

Piedmont is soliciting your proxy in conjunction with the Mergers. Piedmont will bear the entire cost of soliciting proxies from you. If necessary, Piedmont may use its directors and several officers, who will not be specially compensated, to solicit proxies from the Piedmont stockholders, either personally or by telephone, facsimile, letter or electronic means.

Assistance

If you have any questions concerning the Mergers, the proxy statement or the Joint Proxy Statement/Prospectus, would like additional copies of this proxy statement or the Joint Proxy Statement/Prospectus or need help voting your shares of Piedmont common stock, please contact Nancy Snow, Corporate Secretary:

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

PIEDMONT PROPOSALS

PROPOSAL NO. 1—MERGER PROPOSAL

At the Piedmont Special Meeting, Piedmont stockholders will consider and vote on a proposal to approve the Merger Agreement and the Piedmont Merger. Holders of Piedmont common stock should read the Joint Proxy Statement/Prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Piedmont Merger. A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Annex A.

Pursuant to Section 3.6(c)(i) of Piedmont’s Third Amended and Restated Stockholders’ Agreement, dated July 12, 2011, stockholders holding Piedmont common stock representing a percentage interest of at least two-thirds are required to approve the Merger Proposal.

The Piedmont board of directors unanimously recommends that Piedmont stockholders vote “FOR” the Merger Proposal.

PROPOSAL NO. 2—VANTAGESOUTH PROPOSAL

The Piedmont Special Meeting is being held for stockholders to consider and vote on, among other things, a proposal to approve the VantageSouth Merger. Details about the VantageSouth Merger, including VantageSouth’s reasons for the VantageSouth Merger, the effect of approval of the Merger Agreement and the timing of effectiveness of the Mergers, are discussed in the section entitled “The Mergers” beginning on page [—] of the Joint Proxy Statement/Prospectus.

VantageSouth will hold an annual meeting of stockholders (the “VantageSouth Annual Meeting”) at 11:00 a.m. local time, on [—], 2014 at VantageSouth Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, to consider and vote upon, among other things, a proposal to approve the Merger Agreement.

On November 18, 2011, Piedmont acquired 18,750,000 newly-issued shares of VantageSouth common stock through a direct investment of $75 million in cash, thereby acquiring a controlling interest in VantageSouth. In December 2011, Piedmont further increased its ownership of VantageSouth’s common stock pursuant to a tender offer, in which it acquired approximately 6.1 million additional shares. On November 30, 2012, Piedmont again increased its ownership of VantageSouth common stock as part of the merger of Piedmont’s subsidiary bank, VantageSouth Bank (“Legacy VantageSouth Bank”), with and into VantageSouth’s subsidiary bank, Crescent State Bank, with the resulting combined institution named “VantageSouth Bank.” At the closing of this transaction, Piedmont’s shares of Legacy VantageSouth Bank common stock were exchanged for approximately 7.4 million shares of VantageSouth common stock. As of [—], 2014, Piedmont owns 32,242,726 of the outstanding shares of VantageSouth common stock, entitling it to approximately 58.4% of the votes entitled to be cast by all stockholders of VantageSouth.

Pursuant to Section 3.6(c)(i) of Piedmont’s Third Amended and Restated Stockholders’ Agreement, dated July 12, 2011, stockholders holding Piedmont common stock representing a percentage interest of at least two-thirds are required to approve a merger involving a Piedmont subsidiary.

If the VantageSouth Proposal is approved at the Piedmont Special Meeting by the affirmative vote of two-thirds of the issued and outstanding Piedmont common stock, then at the VantageSouth Annual Meeting a representative of Piedmont will vote Piedmont’s shares of VantageSouth common stock “FOR” the VantageSouth proposal to approve the Merger Agreement (which we refer to as the “VantageSouth Merger Proposal”). Details about the VantageSouth Merger Proposal are discussed in the section entitled “VantageSouth Proposals—Proposal No. 1—VantageSouth Merger Proposal” beginning on page [—] of the Joint Proxy Statement/Prospectus.

The Piedmont board of directors unanimously recommends that Piedmont stockholders vote “FOR” the VantageSouth Proposal.

PROPOSAL NO. 3—ADJOURNMENT PROPOSAL

At the Piedmont Special Meeting, if there are insufficient proxies to approve both the Merger Proposal and the VantageSouth Proposal, the Piedmont stockholders may vote on a proposal to adjourn the Special Meeting to a later date to allow additional time to solicit additional proxies. The Piedmont board of directors currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve the Merger Proposal and the VantageSouth Proposal. Approval of the Adjournment Proposal requires the presence of a quorum and the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote thereon.

The Piedmont board of directors unanimously recommends that Piedmont stockholders vote “FOR” the Adjournment Proposal.

PROCEDURES FOR RECEIPT OF THE PIEDMONT MERGER CONSIDERATION

Within three business days after the effective time of the Mergers, you will separately receive a letter of transmittal and instructions regarding the procedure for surrendering your certificates of Piedmont common stock in exchange for the aggregate amount of per-share merger consideration allocable to your shares of Piedmont common stock. In order to receive the Piedmont merger consideration, you must complete your letter of transmittal. The letter of transmittal will include instructions for its completion and the return of your stock certificates. If there are any certificates evidencing common stock which you cannot locate, you may be required to take additional steps, which will be identified in the instructions to the letter of transmittal.

PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.

For further information, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates” on page [—] of the Joint Proxy Statement/Prospectus.

DISSENTERS’ RIGHTS

General

Under Delaware law, holders of Piedmont common stock are entitled to dissenters’ rights of appraisal in connection with the Piedmont Merger, provided that such holders meet all of the conditions set forth in Section 262 of the Delaware General Corporation Law, which we refer to as Section 262. Pursuant to Section 262, Piedmont stockholders who do not vote in favor of the Piedmont Merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the Piedmont Merger is completed. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the Piedmont merger consideration.

Piedmont stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. Piedmont stockholders wishing to preserve their rights to appraisal must make a demand for appraisal as described below.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Piedmont stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex A to this proxy statement.

Under Section 262, Piedmont is required to notify stockholders not less than 20 days before the special meeting to vote on the Piedmont Merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

This document constitutes Piedmont’s notice to its stockholders of the availability of appraisal rights in connection with the Piedmont Merger under Section 262 of the Delaware General Corporation Law. A copy of Section 262 is attached as Annex A to this proxy statement.

How to Exercise and Perfect Your Right to Dissent

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex A to this proxy statement and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Piedmont common stock, you must:

•	NOT vote your shares of Piedmont common stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby;

•	deliver to Piedmont a written demand for appraisal of your shares before the date of the special meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold your shares of Piedmont common stock through the date the Piedmont Merger is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

If you sign and return a proxy card that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy, unless the proxy is revoked, will be voted for the adoption of the Merger Agreement and the Piedmont Merger. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote “AGAINST” the adoption and approval of the Merger Agreement and the Piedmont Merger or abstain from voting on such proposal.

Only a holder of record of shares of Piedmont common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his, her or its shares of Piedmont common stock in connection with the Piedmont Merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Piedmont. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Piedmont common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Piedmont common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Piedmont common stock through a bank, brokerage firm or other nominee and who wish to exercise appraisal rights are urged to consult with their bank, brokerage firm or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the Merger Agreement and the Piedmont Merger will not have a right to have the fair market value of their shares of Piedmont common stock determined. However, failure to vote in favor of the Merger Agreement and the Piedmont Merger is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to Piedmont before the special meeting a written demand for payment of the fair value of the Piedmont common stock held by you. Piedmont stockholders are encouraged to review the financial information set forth in the Joint Proxy Statement/Prospectus before deciding whether to exercise their appraisal rights.

Written Demand and Notice

A written demand for appraisal should be filed with Piedmont before the Piedmont Special Meeting. The demand notice shall be sufficient if it reasonably informs Piedmont of your identity and that you wish to seek appraisal with respect to your shares of Piedmont common stock. All demands should be delivered to:

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

Attention: Nancy Snow

The surviving company, within ten days after the effective date of the Piedmont Merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the Piedmont Merger that the Piedmont Merger has become effective.

To the extent a stockholder of Piedmont properly dissents from the Piedmont Merger and must correspond with Piedmont following the closing of the Piedmont Merger, communication regarding dissenters’ rights should be directed to the Corporate Secretary at Yadkin. Any communication should be sent to: Yadkin Financial Corporation, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, Attention: Corporate Secretary.

It is a condition to Yadkin’s obligation to effect the Mergers that Piedmont receive notices of dissent with respect to no more than 15% of the outstanding shares of Piedmont common stock.

Judicial Appraisal

Within 120 days after the effective date of the Piedmont Merger, the surviving company or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of Piedmont held by all such stockholders. The surviving company is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving company will file a petition. Accordingly, it is the obligation of the holders of Piedmont common stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. At the hearing on the petition, the Delaware Court of Chancery shall determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to your shares.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Piedmont Merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the merger consideration to be paid to non-dissenting Piedmont stockholders in the Piedmont Merger. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. The Delaware Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Delaware Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Piedmont common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Piedmont common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the Piedmont Merger.

Request for Appraisal Data

If you submit a written demand for appraisal of your shares of Piedmont common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to the surviving company within 120 days after the effective date of the Piedmont Merger, receive a written statement identifying (1) the aggregate number of shares of Piedmont common stock which were not voted in favor of the adoption and approval of the Merger Agreement and the Piedmont Merger and with respect to which Piedmont has received written demands for appraisal; and (2) the aggregate number of holders of such shares. The surviving company will mail this statement to you within ten days after receiving your written request. If no petition is filed by either the surviving company or any dissenting stockholder within the 120-day period after the effective date of the Piedmont Merger, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving company will file a petition with respect to the appraisal of the fair value of their shares or that the surviving company will initiate any negotiations with respect to the fair value of those shares. The surviving company will be under no obligation to take any action in this regard and Yadkin, VantageSouth and Piedmont have no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Piedmont common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if you submit a written demand for appraisal of your shares of Piedmont common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective date of the Piedmont Merger, except that any such attempt to withdraw made more than 60 days after the effective date of the Piedmont Merger will require the written approval of the surviving company and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the Merger Agreement within 60 days after the effective date of the Piedmont Merger. If you withdraw your demand, you will be deemed to have accepted the terms of the Merger Agreement, which are summarized in the Joint Proxy Statement/Prospectus and which is attached in its entirety as Annex A of the Joint Proxy Statement/Prospectus.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex A to this proxy statement. Piedmont urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights.

ANNEX A: SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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